GIBSON, DUNN & CRUTCHER LLP
Lawyers
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
__________

200 Park Avenue, New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com

April 8, 2008

Direct Dial	Client Matter No.
(212) 351-3062	C92770-00010
Fax No.
(212) 351-6202

VIA EDGAR AND HAND DELIVERY

John J. Harrington
Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	TerreStar Corporation
Preliminary Schedule 14C
Filed by TerreStar Corporation
File No. 001-33546
Filed February 29, 2008

Dear Mr. Harrington:

On behalf of TerreStar Corporation, a Delaware corporation (the “Company”), this letter responds to your letter, dated March 28, 2008, regarding the preliminary Schedule 14C filed on February 29, 2008.  Each of your comments is set forth below, followed by the corresponding response.  Except as otherwise indicated, page references in our responses are to the revised preliminary Schedule 14C being filed today by electronic submission.

Capitalized terms defined in the preliminary Schedule 14C and used in the following responses without definition shall have the meanings specified in the preliminary Schedule 14C.

Mr. John J. Harrington
April 8, 2008

Amendment of Certificate of Incorporation, page 10

1.
Please disclose:  (i) the total number of common shares potentially issuable upon exchange of the exchangeable notes (including upon conversion of junior preferred stock issuable upon exchange of the exchangeable notes) and issuable pursuant to the spectrum agreements (including upon conversion of junior preferred stock issuable pursuant to the spectrum agreements); and (ii) the number of remaining common shares that would be authorized but unissued after such issuances.

Please disclose whether or not you currently have any plans for issuance of such remaining authorized common shares.  If you do have plans to issue such remaining common shares, please include materially complete descriptions of the future financings, acquisitions or otherwise.

Exchangeable Notes

Pursuant to the Exchangeable Notes Indenture, the total number of Common Shares potentially issuable upon exchange of the Exchangeable Notes (including upon conversion of Junior Preferred Shares issuable upon exchange of the Exchangeable Notes) is 26,910,000 Common Shares, of which 8,970,000 Common Shares would potentially be issuable to Harbinger and 8,970,000 Common Shares would be issuable to EchoStar.

Spectrum Agreements

Pursuant to the Spectrum Agreements that were separately entered into with each of EchoStar and Harbinger, the maximum number of Common Shares potentially issuable is 60,000,000 Common Shares.  Of this amount, up to 30,000,000 Common Shares would be issuable to Harbinger upon conversion of its 1,200,000 Junior Preferred Shares.  The remaining up to 30,000,000 Common Shares would be issuable to EchoStar, if the Company decides to exercise its option to acquire the special purpose company through which EchoStar holds certain spectrum licenses.

Pages 10-11 of the preliminary Schedule 14C have been revised to include this disclosure.

Authorized But Unissued Common Shares

Upon an exchange of all of the Exchangeable Notes for Common Shares and the issuance of all of the Common Shares issuable pursuant to the Spectrum Agreements, we would have 64,230,393 authorized but unissued Common Shares remaining for future issuances.  The Company does not currently have any plans to issue such authorized but unissued Common Shares.  Page 11 of the preliminary Schedule 14C has been revised to include this disclosure.

Mr. John J. Harrington
April 8, 2008

Issuance of Stock In Connection With Exchange of Exchangeable Notes, page 11

2.
Please disclose the total number of common shares, preferred shares and additional common shares upon conversion of preferred shares that are potentially issuable upon exchange of the exchangeable notes based on the current exchange ratios.  Include disclosure of how many of such shares are issuable to each of Echostar, Harbinger and the other significant stockholder investors.

Based on the current exchange ratio of 179.4 Common Shares per $1,000 principal amount of Exchangeable Notes, a total of 26,910,000 Common Shares would be issuable.

Such Common Shares would be issuable to holders of Exchangeable Notes as follows:

Harbinger:	358,800 Junior Preferred Shares convertible into 8,910,000 Common Shares at the current exchange rate of 25 to 1

EchoStar:	8,910,000 Common Shares

Other Stockholders:	8,910,000 Common Shares

Page 11 of the preliminary Schedule 14C has been revised to include this disclosure.

Issuance of Stock In Connection With Exchange of Exchangeable Notes, page 11
Issuance of Stock in Connection With Spectrum Agreements; Acquisition of Spectrum, page 11

3.
Provide quantitative disclosure of the extent of potential dilution to existing stockholders as a result of the potential issuances to be authorized.  Also provide quantitative disclosure of the potential interest in the company, collectively and individually, of Harbinger, Echostar and the other significant stockholder investors as a result of the transactions assuming maximum exchange, conversion and issuance pursuant to the exchangeable notes and spectrum agreements.

Mr. John J. Harrington
April 8, 2008

The table below sets forth the extent of potential dilution to existing holders of our Common Shares upon an exchange of all of the Exchangeable Notes for Common Shares and the issuance of all of the Common Shares issuable pursuant to the Spectrum Agreements:

Stockholders	Common Shares	Current Ownership (%)	Pro Forma Common Shares	Pro Forma Ownership (%)	Pro Forma Cumulative Ownership (%)	Percent Dilution

Harbinger Capital Partners	36,513,533	41.1%	75,483,533	42.9%	42.9%	N.A.
EchoStar Corporation	—	—	38,970,000	22.2%	65.1%	N.A.
Solus Alternative Asset Mgmt	6,725,000	7.6%	10,761,500	6.1%	71.2%	19.1%
Intrepid Capital Advisors	5,813,845	6.5%	5,813,845	3.3%	74.5%	49.5%
Tudor Investment Corporation	5,687,814	6.4%	5,687,814	3.2%	77.8%	49.5%
Goldman Sachs & Co.	4,608,469	5.2%	4,608,469	2.6%	80.4%	49.5%
BCE, Inc	4,531,213	5.1%	4,531,213	2.6%	83.0%	49.5%
Other Shareholders	24,979,733	28.1%	29,913,233	17.0%	100.0%	39.5%

Total	88,859,606	100%	175,769,606	100%	100%	49.5%

The table below sets forth the collective potential interest in the Company of Harbinger, EchoStar and the other holders of Exchangeable Notes upon an exchange of all of the Exchangeable Notes for Common Shares and the issuance of all of the Common Shares issuable pursuant to the Spectrum Agreements:

Stockholders	Common Shares	Current Ownership (%)	Pro Forma Common Shares	Pro Forma Ownership (%)	Pro Forma Cumulative Ownership (%)	Percent Dilution

Harbinger, EchoStar and other Holders of Exchangeable Notes	47,443,711	53.4%	134,353,711	76.4%	76.4%	N.A.

Page 15 of the preliminary Schedule 14C has been revised as requested.

Mr. John J. Harrington
April 8, 2008

4.	We note your discussion of Nasdaq Marketplace rules requiring stockholder approval on page 24. Provide an assessment as to whether or not the authorized issuances could result in a change of control.

Based on our discussions with a Nasdaq representative and our own research and analysis, we do not believe that the authorized issuances could result in a change of control for purposes of Nasdaq Marketplaces rules. We reached this conclusion based on our discussions with Nasdaq, and because Harbinger was already the largest shareholder of the Company and owned approximately 41.1% of the Company’s Common Shares prior to the transactions described in our preliminary Schedule 14C.  Therefore, we do not believe that a change of control in the Company for purposes of Nasdaq Marketplace rules would occur as a result of the issuances of stock in connection with the Spectrum Agreements and the Exchangeable Notes.

Voting Securities and Principal Holders Thereof, page 24

5.
It does not appear that the beneficial ownership table includes any voting securities issuable upon exchange of the exchangeable notes.  Based on your disclosure on page 7 and elsewhere, it appears that holders of exchangeable notes currently have the right to exchange those notes for common shares.  Please revise the table to reflect beneficial ownership in accordance with Rule 13d-3(d)(1)(i) or explain why you determined not to include any such common shares.

Pages 28-29 of the preliminary Schedule 14C have been revised in response to your comment.

Incorporation of Certain Documents By Reference, page 29

6.
Please incorporate your annual report on Form 10-K for the year ended December 31, 2007 or otherwise include the information required by Item 13 of Schedule 14A via Item 1 of Schedule 14C.  If you are relying upon Instruction 1 to Item 13 in excluding this information, explain in your response letter the basis on which you conclude that the information is not deemed material to an understanding of the matter to be acted upon.  Also note that we are monitoring your filing for compliance with outstanding staff comments on your Form 10-K for the year ended December 31, 2006.

We acknowledge your comment.  Page 31 of the preliminary Schedule 14C has been revised as requested to incorporate by reference our annual report on Form 10-K for the year ended December 31, 2007 as filed on April 1, 2008.  Please note that because our preliminary Schedule 14C must be mailed to our shareholders by April 30, 2008, we would like to resolve all remaining comments to the preliminary Schedule 14C and our Form 10-K for the year ended December 31, 2006 at least one week prior to that date.

Mr. John J. Harrington
April 8, 2008

Closing Comment

We hereby confirm, on behalf of our client TerreStar Corporation, the Company’s acknowledgement of the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John J. Harrington
April 8, 2008

If you should have any questions or further comments with respect to the preliminary Schedule 14C, please direct them to the undersigned at (212) 351-3062, or to Justo Chamas at (212) 351-2482.  Facsimile transmissions may be sent to Barbara Becker at (212) 351-6202.

Very truly yours,

/s/Barbara Becker
Barbara Becker

cc:	TerreStar Corporation
12010 Sunset Hills Road, 9th Floor
Reston, VA 20190
Attention: Jeff Epstein